14041230

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35285

RECEIVED JUL 3 0 2014 191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/13 (MM/DD/YY) AND ENDING 05/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W Houston St
(No. and Street)

San Antonio (City) TX (State) 78205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 W Houston St, Suite 1800 (Address) San Antonio (City) TX (State) 78205 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Karen Banks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frost Brokerage Services, Inc. (the Company), as of May 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE SANDERS
Notary Public
STATE OF TEXAS
My Comm. Exp. 10/18/2018

Karen Banks
Signature

President
Title

Yvonne Sanders
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Brokerage Services, Inc.

Financial Statements and Supplementary Information

Year Ended May 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying financial statements of Frost Brokerage Services, Inc., (the Company), which comprise the statement of financial condition as of May 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. as of May 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

July 29, 2014

Frost Brokerage Services, Inc.

Statement of Financial Condition

May 31, 2014

Assets	
Cash	$ 318,553
Securities owned	15,488,207
Brokerage commissions receivable	764,457
Annuity commissions receivable	21,034
Trading income receivable	68,813
Receivable from parent company	7,234
Prepaid expenses	127,061
Net deferred tax asset	226,073
Total assets	$ 17,021,432
Liabilities and stockholder's equity	
Liabilities:	
Deferred income	$ 16,491
Income taxes payable to parent company	248,381
Accrued employee benefits	154,009
General and administrative expense payable to parent company	56,297
Accrued liabilities	140,000
Total liabilities	615,178
Stockholder's equity:	
Common stock, par value $0.01 per share; 10,000 shares authorized, issued, and outstanding	100
Additional paid-in capital	272,438
Retained earnings	16,133,716
Total stockholder's equity	16,406,254
Total liabilities and stockholder's equity	$ 17,021,432

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Income

Year Ended May 31, 2014

Revenue:	
Brokerage commissions, net	$ 9,665,772
Annuity commissions	4,285,565
Trading income	764,675
Interest income	5,564
Life insurance commissions	80,861
Other income	42,234
	14,844,671
Expenses:	
Employee compensation and benefits	10,990,973
General and administrative	2,456,100
	13,447,073
Income before income taxes	1,397,598
Income tax expense	509,865
Net income	$ 887,733

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at June 1, 2013	$ 100	$ 205,844	$ 15,245,983	$ 15,451,927
Net income	–	–	887,733	887,733
Net tax benefit related to stock-based compensation	–	66,594	–	66,594
Balance at May 31, 2014	$ 100	$ 272,438	$ 16,133,716	$ 16,406,254

See accompanying notes.

Frost Brokerage Services, Inc.

Statement of Cash Flows

Year Ended May 31, 2014

Operating activities	
Net income	$ 887,733
Adjustments to reconcile net income to net cash from operating activities:	
Deferred income tax benefit	(24,424)
Net tax benefit from stock-based compensation	501
Excess tax benefits from stock-based compensation	(66,093)
Net changes in:	
Securities owned	(999,932)
Commissions receivable	(34,490)
Trading income receivable	(12,858)
Prepaid expenses	3,513
General and administrative expense payable to parent company	51,025
Accrued liabilities	140,000
Accrued employee benefits	21,504
Deferred income	(17,262)
Income taxes payable to parent company	136,404
Net cash from operating activities	85,621
Financing activities	
Excess tax benefits from stock-based compensation	66,093
Net cash from financing activities	66,093
Net change in cash	151,714
Cash at beginning of year	166,839
Cash at end of year	$ 318,553
Supplemental disclosures	
Cash paid to parent for income taxes	$ 397,399

See accompanying notes.

1. Organization and Nature of Operations

Frost Brokerage Services, Inc. (the Company) is registered as a fully disclosed, introducing broker-dealer under the Securities Exchange Act of 1934. The Company principally engages in executing general securities transactions on behalf of its clients. The Company operates under a clearing agreement with National Financial Services Company (NFS), whereby NFS assumes and maintains the Company's accounts on a fully disclosed basis.

The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and the FINRA. The Company is also a member of the Securities Investors Protection Company (SIPC), a nonprofit membership company designed to protect, up to specified amounts, customers' cash and securities in the event of the liquidation of a broker-dealer.

The Company is a wholly owned subsidiary of Frost Bank (FB), a banking subsidiary of Cullen/Frost Bankers, Inc. (CFBI).

2. Summary of Significant Accounting Policies

The accounting and financial reporting policies followed by the Company conform to accounting principles generally accepted in the United States and to general practices within the securities industry.

Subsequent Events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. Subsequent to fiscal year end, but prior to the issuance of these financial statements, we became aware that it is likely that certain customer investments made through the Company in the current and prior years should have been invested through the Frost Bank Trust department. Based upon preliminary information, we have concluded that it is probable that certain transactions effected through the Company may have to be reversed and that the Company will incur a loss in doing so. The best estimate of this loss as of the date of these financial statements of $140,000 has been recorded as a liability and has been reflected in general and administrative expenses on the statement of income.

No other subsequent events occurred during this reporting period that require recognition or disclosure in these financial statements.

2. Summary of Significant Accounting Policies (continued)

Estimates: *The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions* that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: The Company derives commission and trading revenues from customer transactions in securities, annuities and life insurance. Commission and trading revenues and related expenses from transactions are recognized on a trade-date basis. Nearly all of the Company's revenue is generated from customers located in Texas. Based on existing agreements, the Company receives cash marketing allowances from third party mutual fund companies to be used for marketing-related expenditures. Marketing allowances are accounted for as a reduction of marketing expenses when the marketing expense is incurred. The remaining marketing allowance balance at May 31, 2014, is reported as deferred income in the accompanying statement of financial condition, as these are the estimated marketing expenses.

Securities Owned: Securities owned are valued at estimated fair value as determined by quoted market values. The resulting differences between cost and fair value are included as a component of trading income in the accompanying statement of income.

Brokerage and Annuity Commissions Receivable: Brokerage Commissions Receivable is comprised of revenue related to brokerage commissions, 12b-1 fees and mutual funds concessions, interest income and other income receivable for transactions cleared through various third parties.

Annuity Commissions Receivable is comprised of balances related to funded annuity policies, for which commissions have been earned and have not yet been received from the third party annuity companies.

The Company considers commissions receivable fully collectible as all receivables have been collected subsequent to year end; therefore management has concluded that no allowance is required.

Trading Income Receivable: Trading income receivable balance represents the markup earned from fixed income security trade transactions but not yet received.

2. Summary of Significant Accounting Policies (continued)

Payables to and Receivables from Parent: Payables to and receivables from parent comprises balances related to payments due to or due from parent, for services as stated in the management services agreement.

Income Taxes: The Company's operations are included in the consolidated federal income tax return filed by CFBI using a calendar year-end. The Company's federal income tax provision is determined as if it filed a separate return using the consolidated federal income tax rate for CFBI (35% during the periods presented), as this is the rate charged by CFBI to the Company.

3. Transactions With Customers

NFS clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of NFS. The Company does not hold customer cash or securities in connection with such transactions.

The Company does not generally extend credit to customers. However, in the limited instances where the Company does extend credit to customers through the clearing broker, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

As an introducing broker, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company has agreed to indemnify the clearing broker for losses that it sustains from the customer accounts introduced by the Company. At May 31, 2014, there were no material amounts to be indemnified to the clearing broker for these customer accounts.

4. Securities Owned

At May 31, 2014, trading securities totaled $15,488,207 and consisted entirely of short-term U.S. Treasury securities reported at fair value with changes in unrealized holding gains and losses included in income. These securities are not purchased to be resold to customers and are for the Company's investment purposes only. All securities owned at May 31, 2014 will contractually mature within one year. Securities with carrying amounts totaling $58,995 at May 31, 2014, were pledged to NFS for surety purposes.

Net gains and losses on trading account securities were not significant for the year ended May 31, 2014.

5. Employee Benefit Plans

As a subsidiary, the Company participates in various employee benefit plans offered by CFBI, including a 401(k) stock purchase plan, a defined benefit pension plan and a profit sharing plan. Expense related to these plans totaled $832,077 in fiscal year 2014, and is included in Employee compensation and benefits expenses in the accompanying statement of income.

The 401(k) stock purchase plan is a defined contribution plan whereby participants are permitted to make before- or after-tax contributions in an amount no less than 2% and not exceeding 50% of eligible compensation, subject to Internal Revenue Service limitations. The Company matches 100% of employee contributions up to a maximum of 6% of eligible compensation. Eligible employees must complete 90 days of service in order to enroll and vest in the Company's matching contributions immediately. The plan covers substantially all eligible employees of the Company. Expense related to the plan totaled $451,410 in fiscal year 2014 and is included in the $832,077 disclosed above. The Company's matching contribution is initially invested in CFBI common stock. However, employees may immediately reallocate the Company's matching portion, as well as invest their individual contribution, to any of a variety of investment alternatives offered under the plan.

The defined benefit pension plan is a noncontributory plan that was frozen as of December 31, 2001. The plan provides pension and death benefits to substantially all employees who had attained the age of 21 years and had at least one year of service as of December 31, 2001. Expenses related to this plan were minimal in fiscal year 2014.

5. Employee Benefit Plans (continued)

The profit sharing plan is a defined contribution retirement plan that allows the Company to make discretionary annual contributions to individual eligible employee accounts based upon CFBI's fiscal-year profitability. Eligible employees must complete at least one year of service and be age 21 or older. Contributions are allocated to eligible participants pro rata, based on compensation, age, and other factors. Participants self-direct the investment of allocated contributions by selecting from a menu of investment options. Account assets are subject to withdrawal restrictions and participants vest in their accounts after three years of service. Expense related to this plan totaled $380,667 in fiscal year 2014 and is included in the $832,077 disclosed above.

Certain employees are granted stock-based compensation awards. Compensation expense is based on the fair value of awards on the measurement date, which is generally the date of grant, and is recognized ratably over the requisite service period of the award. Stock-based compensation expense totaled $143,591 in fiscal year 2014, and is included in the Employee compensation and benefits expense in the accompanying statement of income.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by CFBI. The Company's income tax provision is computed in accordance with a tax sharing agreement whereby the Company is either paid for the benefit its loss provides CFBI, or alternatively, the Company pays CFBI for the incremental tax liability resulting from its profits. The Company files separate or combined state and local income/margin tax returns where applicable. State and local taxes have been provided for in these financial statements on separate entity income.

The components of income tax expense are presented in the table below:

	Year Ended May 31, 2014
Current income tax expense:	
Federal	$ 521,268
State	13,021
Deferred income tax	(24,424)
Income tax expense	$ 509,865

6. Income Taxes (continued)

Reported income tax expense differs from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes as follows:

	Year Ended May 31, 2014
Income tax expense computed at the statutory rate	$ 489,159
Meals and entertainment	10,348
Dues and memberships	1,895
State tax expense	8,463
Income tax expense, as reported	$ 509,865

Deferred tax assets and liabilities are the expected future tax amounts resulting from the temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets of $221,544 and $49,000 at May 31, 2014 were related to stock-based compensation and accrued liabilities, respectively, and deferred tax liabilities of $44,471 were related to prepaid expenses.

No valuation allowance for deferred tax assets was recorded at May 31, 2014, as management believes it is more likely than not that all of the deferred tax assets will be realized as the Company will be paid for the benefit its losses will provide the consolidated group pursuant to the tax sharing agreement.

Accounting Standards Codification ASC 740, *Income Taxes,* prescribes criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There were no significant tax positions taken by management that required accrual as of May 31, 2014.

7. Related-Party Transactions

FB provides certain management and administrative services for the Company in accordance with a management services agreement that is reviewed and updated annually. The services provided include, but are not limited to, payroll processing, audit, marketing support, technical support, and financial operations. The Company reimbursed Frost Bank for these services, which totaled approximately $379,206 in fiscal year 2014 and is included in general and administrative expenses in the accompanying statement of income. Effective June 1, 2013, The Company entered into a five-year rental agreement with FB to lease corporate office space. The rental expense for fiscal year 2014 totaled approximately $120,540 and is included in general and administrative expenses in the accompanying statement of income (Refer also to Note 12). Additionally, during the year FB provided office space in the branch office locations to the Company totaling approximately $144,000 during fiscal year 2014. This amount is not included in the Company's general and administrative expenses presented above.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio exceeds 10 to 1). At May 31, 2014, the Company had net capital of $15,627,777, which was $15,377,777 in excess of its required net capital of $250,000. At such date, the Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

9. Marketing Allowances

The Company has entered into agreements with various mutual fund companies to receive cash marketing allowances to pay for certain marketing-related expenditures. Marketing allowances received are accounted for as a reduction of marketing expenses when the marketing expense is incurred. At times, the cash received exceeds the expense accrued, and these excess amounts are recorded as a reduction of marketing expense and included within general and administrative expense. As of May 31, 2014, the Company had deferred recognition of income totaling $16,491, as these are the estimated marketing expenses to be incurred in future periods that relate to marketing allowances received in the prior year.

10. Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means.

- Level 3 inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management

10. Fair Value Measurements (continued)

believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

All of the Company's trading account securities are valued at fair value based on Level 1 inputs.

11. Accounting Standards Updates

ASU 2013-08, *Financial Services – Investment Companies (Topic 946) – Amendments to the Scope, Measurement and Disclosure Requirements.* ASU 2013-08 clarifies the characteristics of investment companies and sets forth a new approach for determining whether a company is an investment company. The fundamental characteristics of an investment company include (i) the company obtains funds from investors and provides the investors with investment management services; (ii) the company commits to its investors that its business purpose and only substantive activities are investing the funds for returns solely from capital appreciation, investment income, or both; and (iii) the company or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income. ASU 2013-08 also sets forth the scope, measurement and disclosure requirements for investment companies. ASU 2013-08 is effective for the Company on June 1, 2014 and is not expected to have a significant impact on the Company's financial statements.

ASU 2014-09, *Revenue from Contracts with Customers (Topic 606).* ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 is effective for the Company on June 1, 2017 and is not expected to have a significant impact on the Company's financial statements.

12. Lease

As described in Note 7, the Company leases corporate office space from Frost Bank under an operating lease agreement. The lease agreement between the Company and Frost Bank expires in May 2018. The aggregate lease expense is reported on a straight-line basis over the life of the lease. Total lease expense was approximately $120,240 for the fiscal year 2014 and is included in General and administrative expense in the accompanying statement of income. Future minimum lease payments due under noncancelable operating leases as of May 31, 2014, are as follows:

2015	$ 120,240
2016	120,240
2017	120,240
2018	120,240
	$ 480,960

Supplementary Information

Frost Brokerage Services, Inc.

Schedule I – Computation of Net Capital Under Rule 15c3-1

May 31, 2014

Net capital		
Total stockholder's equity from statement of financial condition		$ 16,406,254
Deduct stockholder's equity not allowable for net capital		–
Total stockholder's equity qualified for net capital		16,406,254
Deductions:		
Unsecured receivables[1]	$ 408,130	
Annuity commissions receivable outstanding longer than 30 days	$ 9,979	
Receivable from parent company	$ 7,234	
Prepaid expenses	$ 127,061	
Net deferred tax asset	$ 226,073	778,477
Net capital		$ 15,627,777
Aggregate indebtedness		
Deferred income		$ 16,491
Income taxes payable to parent company		248,381
Accrued employee benefits		154,009
General and Administrative liabilities due to parent company		56,297
Other liabilities		140,000
Total aggregate indebtedness		$ 615,178
Computation of basic net capital requirement		
Minimum net capital required ($250,000 or 6 $^2/_3$ % of aggregate indebtedness, whichever is greater)		$ 250,000
Excess net capital		$ 15,377,777
Excess net capital at 1,500%		$ 15,586,766
Excess net capital at 1,000%		$ 15,566,259
Ratio of aggregate indebtedness to net capital		0.04 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Part IIA of Form X-17A-5 filing as of May 31, 2014 submitted on July 29, 2014.

[1] The unsecured receivables amount is included in brokerage commissions receivable presented in the statement of financial condition.

Frost Brokerage Services, Inc.

Schedule II – Statement Regarding SEC Rule 15c3-3

May 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Frost Brokerage Services, Inc.

In planning and performing our audit of the financial statements of Frost Brokerage Services, Inc. (the Company), as of and for the year ended May 31, 2014, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

EY
Building a better working world

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

July 29, 2014